press release

October 29, 2009

9M 2009 Activity Indicators
Trends in line with 1H09

Resilient revenues

Total revenues were down 2% to €68,094 million

On a comparable basis, total revenues were down 5%:

- Life & Savings down 6% to €42,706 million
- Property & Casualty up 1% to €20,524 million
- Asset Management down 31% to €2,253 million

Positive insurance net inflows

Life & Savings: € +7.0 billion

P&C: +919,000[1] net new personal contracts

Asset Management: €-51 billion

Enhanced Solvency

September 30, 2009 Solvency I ratio slightly above 140%[2] (vs. 133% as of June 30, 2009)

Chairman's statement

"Our top line trends for the first nine months are in line with the ones observed in the first half of 2009, with a modest revenue drop and continued positive insurance net inflows", said **Henri de Castries, Chairman of AXA's Management Board.**

"Life and Savings revenues recovered modestly in the third quarter, notably with a solid performance in France. Our unit-linked business remained below normal trends, as clients evaluate the impact of the market environment on their investment plans and investment decisions. Current US sales have been impacted by lower consumer confidence following the market and economic turmoil combined with our recent product redesigns. However, we continue to believe in the strong potential of variable annuities and other unit-linked savings products to meet our clients' needs.
In Property & Casualty, sales growth remained slightly positive and we expect prices to generally increase over the coming months.
Assets under management have increased in the third quarter mainly as a result of higher equity markets. AllianceBerstein improved its investment performance and experienced lower levels of outflows from their institutional clients compared to those seen earlier in the year."

"The outlook in global financial markets has improved over the last six months, which provides a more favorable environment for our business."

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Contents:

Revenues : Key figures						
				Change		
Euro million, except when otherwise noted	9M08	9M09	Change on a reported basis	Comp.(a) basis	*Scope & Other*	*FX impact(b)*
Life & Savings revenues	**43,845**	**42,706**	**-2.6%**	**-6.4%**	*0.4%*	*3.5%*
Net inflows (Euro billion)	7.8	7.0				
APE[3] (Group share)	*5,163*	*4,508*	*-12.7%*	*-14.7%*	*0.9%*	*1.0%*
NBV[4] (Group share)	*738*	*649*	*-12.2%*	*-17.8%*	*0.5%*	*5.1%*
NBV to APE margin (Group share)	*14.3%*	*14.4%*	*0.1pt*	*-0.5pt*		
Property & Casualty revenues	**20,031**	**20,524**	**2.5%**	**0.6%**	*4.0%*	*-2.1%*
International Insurance revenues	**2,229**	**2,308**	**3.5%**	**2.8%**	*0.1%*	*0.6%*
Asset Management revenues	**3,059**	**2,253**	**-26.3%**	**-30.9%**	*0.1%*	*4.4%*
Net inflows (Euro billion)	-10	-51				
Total revenues	**69,458**	**68,094**	**-2.0%**	**-5.1%**	*1.4%*	*1.8%*

(a) Change on a comparable basis was calculated at constant FX and scope.
(b) Mainly due to the appreciation of the USD and JPY against the Euro partly offset by the depreciation of the GBP.

Numbers herein have not been audited. APE and NBV are both in line with the Group's EEV disclosure. They are non-GAAP measures, which Management uses as key indicators of performance in assessing AXA's Life & Savings business and believes to provide useful and important information to shareholders and investors.

All comments are on a comparable basis (constant Forex, scope and methodology)

- **Total Revenues** were resilient, down 5% to Euro 68,094 million (down 6% in 1H09).
- **Life & Savings** revenues were down 6% to Euro 42,706 million (down 7% in 1H09). France, Italy and Germany experienced positive growth, whereas the US and the UK faced unfavorable market conditions, notably in their unit-linked business.

  Net inflows were positive at Euro +7.0 billion (Euro +5.6 billion in 1H09) with strong positive contributions across the board driven by increased client retention.

  New Business Volume (APE[3]) was down 15% to Euro 4,508 million, mainly driven by a slowdown in Investment & Savings products through non proprietary channels. Unit-linked share was down from 50% to 38%: variable annuity "Accumulator" sales dropped in the US as a result of both declining markets and AXA's redesign actions.

  New business margin was down 0.5 pt to 14.4% (up vs. 13.7% in 1H09), mostly as a result of (i) higher unit costs due to lower volumes and (ii) unfavorable market conditions, partly offset by (iii) a better business mix mainly driven by the US (progressive development of new redesigned Accumulator products), the UK (more Protection business) and Japan.
- **Property & Casualty** revenues increased by 1% to Euro 20,524 million, driven by higher volumes in Personal lines, partly offset by negative momentum in Commercial lines as a result of the unfavorable economic environment. Net new personal contracts amounted to +919,000 (+695,000 in 1H09).
- **Asset Management** revenues were down 31% to Euro 2,253 million (down 34% in 1H09), mostly due to lower average assets under management and unfavorable change in product mix (lower equity component). Net outflows amounted to Euro -51 billion (Euro -38 billion in 1H09), mainly due to AllianceBernstein's institutional clients. Assets under management reached Euro 840 billion, significantly above June 30, 2009 levels (Euro 803 billion), benefiting from positive market appreciation.

*
* *

Life & Savings

- **Life & Savings** revenues were down 6% to Euro 42,706 million (down 7% in 1H09). France, Italy and Germany experienced positive growth, whereas the US and the UK faced unfavorable market conditions, notably in their unit-linked business.
- **Net inflows** remained positive at Euro +7.0 billion (Euro +5.6 billion in 1H09) with strong positive contributions across the board driven by increased client retention, both in General Account (Euro +3.6 billion) and unit-linked (Euro +3.4 billion) businesses. The Euro 0.8 billion decrease versus 9M08 was due to lower inflows (Euro -4.5 billion) and an adverse forex and scope impact (Euro -0.9 billion), partly compensated by higher client retention (Euro +4.6 billion).

Net Inflows by country/region

Euro billion	9M08	9M09
United States	+2.5	+0.3
France	+1.9	+3.2
United Kingdom[(a)]	-0.7	-0.6
NORCEE[5]	+2.6	+2.0
Asia Pacific[6]	+1.4	+0.9
MedLA[7]	-0.0	+1.2
Total L&S Net Inflows	**+7.8**	**+7.0**

(a) UK Net Inflows, excluding with-profit funds, stood at Euro +0.4 billion at 9M09

- **New Business Volume (APE[3])** was down 15% to Euro 4,508 million, due to:

  (i) Adverse financial environment:
  - Decline in individual investments & savings sales mainly in the US, the UK and Australia, notably due to financial market turmoil impacting unit-linked and Mutual Funds
  - Decrease in Group life sales in Switzerland as a result of limited client turnover in the market

  (ii) Negative impact from one-off events, mainly in Japan (bankruptcy of a major independent agent)

  (iii) Partly offset by a solid performance in France, with successful developments in Group business, Italy (Joint-Venture with BMPS) and Germany.

  Unit-linked share was down from 50% to 38%: variable annuity "Accumulator" sales dropped in the US as a result of both declining market and AXA's redesign actions.

Annual Premium Equivalent by country/region

Euro million	9M08	9M09	Change on a reported basis	Change on a comparable basis
United States	1,170	770	-34.2%	-40.9%
France	982	1,120	14.1%	14.1%
United Kingdom	1,007	711	-29.4%	-19.9%
NORCEE[(a)]	880	841	-4.3%	-5.5%
Asia Pacific [(b)]	832	733	-11.9%	-22.4%
MedLA [(c)]	292	332	13.7%	3.5%
Total Life & Savings APE	**5,163**	**4,508**	**-12.7%**	**-14.7%**

(a) Northern Central and Eastern Europe: Germany, Belgium, Switzerland and Central and Eastern Europe. Luxemburg's APE and NBV are not modeled.

(b) Asia Pacific: Japan, Australia/New-Zealand, Hong-Kong, South East Asia & China. India's APE and NBV are included in South-East Asia & China's APE and NBV from 1H09 (Changes on a comparable basis calculated including India's 3Q08 APE and NBV, consolidated under the equity method).

(c) Mediterranean and Latin America Region: Italy, Spain, Portugal, Turkey, Mexico and Greece. Morocco's APE and NBV are not modeled.

New business margin was down 0.5 pt to 14.4% (up vs. 13.7% in 1H09), mostly as a result of (i) higher unit costs due to lower volumes and (ii) unfavorable market conditions, partly offset by (iii) a better business mix mainly driven by the US (progressive development of new redesigned Accumulator products), the UK (more Protection business) and Japan.



14.3%
+1.9 pts
-1.7 pts
-0.9 pt
+0.8 pt
14.4%
9M08 NBV margin
Business mix
Unit costs
Market conditions
FX & Other
9M09 NBV margin

Note: Actuarial and financial assumptions are not updated on a quarterly basis, except for interest rates which are hedged at point of sale for variable annuity products

Detail by country:

The United States

New business APE decreased 41% to Euro 770 million, primarily driven by (i) lower variable annuity sales (-43%), mainly in third-party channels (brokers, banks, independent advisors), due to a decline in overall industry sales as a result of uncertain market conditions and redesigned Accumulator products with reduced benefits, (ii) lower mutual fund sales through proprietary channels (-38%), and (iii) lower Life sales (-38%), mainly in third-party channels, following a Universal Life product redesign in 1Q09.

NBV margin was down 2.4 points to 2.5%, primarily as a result of higher unit costs (due to lower volumes), and lower interest rates negatively impacting the variable annuity profitability, partly offset by an improved business mix following the introduction of newly redesigned Accumulator products. A next-generation variable annuity with a variable roll-up rate is expected to be launched by the end of the year, continuing AXA's commitment to client needs and innovation in the variable annuity marketplace.

Evolution versus 1H09 NBV margin (2.8%): Despite the improvement in business mix (+4.2 pts) and in market conditions (+0.5 pt), the NBV margin was slightly down as a result of deteriorating unit costs (-4.9 pts) due to lower volumes.

France

New business APE was up 14% to Euro 1,120 million, driven by (i) Group business (+27%), boosted by both Retirement and Protection sales, and by (ii) Individual lines (+9%), supported by non unit-linked Savings products notably benefiting from the low short-term interest rate environment, partly offset by a drop in unit-linked Savings.

NBV margin was down 0.1 point to 5.6%, as a result of lower share of individual unit-linked products compensated by lower unit costs due to higher volumes.

The United Kingdom

New business APE was down 20% to Euro 711 million, mainly as a result of a sharp decline in offshore and onshore bond sales due to lower consumer confidence, partly offset by increasing sales in Protection.

NBV margin was up 0.6 point to 10.0% due to a favorable product mix, partly offset by higher unit costs.

Northern Central & Eastern Europe

- **Germany new business APE** was up 1% to Euro 342 million mainly as a result of higher non unit-linked short term investment products and a one-off increase in Health following a change in regulation, partly offset by non recurring 2008 Riester incentive measures and lower regular premium annuities.

  NBV margin was down 4.6 points to 14.1% primarily due to negative investment market conditions (lower interest rates impacting "TwinStar" variable annuity profitability).

- **Switzerland new business APE** was down 15% to Euro 208 million mainly due to limited new business opportunities in Group Life (-22%) as a result of low client turnover in the market due to adverse financial environment, partly offset by higher individual variable annuity sales ("TwinStar Income").

  NBV margin was down 2.7 points to 26.3% due to a slight deterioration in business mix.

- **Belgium new business APE** was down 10% to Euro 174 million mostly due to a decrease in individual investment & savings sales (-11%) for both unit-linked and non unit-linked products.

  NBV margin was up 1.2 points to 12.5% driven by a better business mix partly offset by higher unit costs due to lower volumes.

- **Central & Eastern Europe new business APE** was up 1% to Euro 118 million. Excluding the one-off impact of lower sales of Tax wrapper products (voluntary decision), APE was up 21%, mainly driven by Hungary (new distribution agreements and products).

  NBV margin was up 3.4 points to 20.9% driven by better business mix (lower share of Tax wrapper products).

Asia Pacific

- **Japan new business APE** decreased by 20% to Euro 380 million, mainly driven by the bankruptcy of a large independent agent (LINA). Excluding this one-off event, APE decreased by 11% as a result of lower sales of Term products, partly offset by resilient medical and variable annuity sales.

  NBV margin was down 4.8 points to 52.8% mainly driven by higher unit costs and difficult investment market conditions (lower interest rate impacting the "Yen variable annuity" business) partly offset by a more favorable business mix following the end of LINA's low margin product sales.

- **Australia/New Zealand new business APE** was down 36% to Euro 198 million, mainly due to a drop in mutual fund sales as a result of unfavorable market conditions, partly offset by increased variable annuity sales ("North" product) and growth in traditional life sales.

  NBV margin was up 2.5 points to 10.6% partly due to improved business mix (lower share of low margin mutual fund sales).

- **Hong Kong new business APE** was down 8% to Euro 89 million, mainly due to a decrease in unit-linked sales given adverse market conditions, partially offset by higher traditional life sales.

  NBV margin was down 2.9 points to 63.6% as a result of higher unit costs due to lower volumes.

- **South East Asia & China new business APE** was up 13% to Euro 66 million mainly driven by higher sales in Singapore, Thailand and Indonesia.

  NBV margin was up 1.8 points to 32.8% due to improved business mix.

Mediterranean and Latin America Region (MedLA)

- **New business APE** increased by 3% to Euro 332 million, driven by higher sales in non unit-linked Investment & Savings products at AXA MPS Italian Joint-Venture in particular over the last quarter, partly offset by lower sales in unit-linked products across the board and in Group lines in Spain.
- **NBV margin** was up 1.3 points to 13.8%, as a result of improved business mix.

PROPERTY & CASUALTY /

Property & Casualty

- Property & Casualty revenues increased by 1% to Euro 20,524 million, driven by higher volumes in Personal lines, partly offset by negative momentum in Commercial lines as a result of the unfavourable economic environment. Net new personal contracts amounted to +919,000 (+695,000 in 1H09):

Property & Casualty : IFRS revenues by country

In Euro million	9M08	9M09	Change on a reported basis	Change on a comparable basis
NORCEE[5]	6,561	6,713	2.3%	0.5%
of which Germany	*2,909*	*2,905*	*-0.1%*	*-0.1%*
of which Belgium	*1,662*	*1,651*	*-0.6%*	*-0.6%*
of which Switzerland	*1,902*	*2,058*	*8.2%*	*1.6%*
France	4,383	4,434	1.2%	1.2%
United Kingdom & Ireland	3,520	3,071	-12.8%	-1.8%
MedLA[7]	4,198	4,806	14.5%	-1.0%
Rest of the world	1,369	1,500	9.5%	10.5%
Total P&C revenues	**20,031**	**20,524**	**2.5%**	**0.6%**

- **Personal Motor revenues** (35% of total P&C revenues) were up 1.8% mainly driven by the UK (success of Swiftcover direct business platform), Canada (tariff increase), Asia (tariff increase and new business), and France (agents and direct business), partly offset by Spain (due to the drop in car sales and strong competition) and Germany (in a context of competitive pressure and lower volumes).

  Motor Net new contracts amounted to +815,000.
- **Personal Non-Motor revenues** (25% of total P&C revenues) increased by 0.7% with overall positive price effect across the board, partially offset by a decrease in the UK.

  Household Net new contracts amounted to +104,000.
- **Commercial Motor revenues** (7% of total P&C revenues) were down 1.9% with negative contributions mainly in the UK (with tariff increase impacting retention) and Spain, and positive ones mainly in Asia and Germany.
- **Commercial Non-Motor revenues** (31% of total P&C revenues) were down 0.4%, with negative contribution mainly driven by Spain (notably liability and construction), partially offset by Switzerland (Health), Mexico (Property) and Turkey (Property through SME business).

Asset Management

- **Asset Management revenues** were down 31% to Euro 2,253 million (down 34% in 1H09), mostly due to lower average assets under management and unfavorable change in product mix (lower equity component).
- **Assets Under Management** were up Euro 24 billion versus Dec 31, 2008 to Euro 840 billion at September 30, 2009, mainly as a result of :
  - Net inflows: Euro -51 billion (vs. Euro -38 billion in 1H09), mainly due to AllianceBernstein Institutional client segment, following 2008 investment underperformance. Year-to-date investment performance showed improvement on Value and Fixed Income, and remained mixed in Growth. AllianceBernstein launched a new commercial Real Estate business and was one of five asset managers to successfully raise assets for the US Government PPIP[8] program.
  - Market impact: Euro +89 billion mainly at AllianceBernstein due to market recovery.
  - Forex impact: Euro -16 billion mainly as a result of the depreciation of the USD versus the Euro.

Assets Under Management Roll-forward

In Euro billion	Alliance Bernstein	AXA IM	Total
AUM at December 31, 2008	**331**	**485**	**816**
Net inflows	-42	-9	-51
Market impact	68	21	89
Scope & other impacts	-	1	1
Forex impact	-17	2	-16
AUM at September 30, 2009	**340**	**500**	**840**
Average AUM over the period (FY08-9M09)	**328**	**479**	**806**
Change of average AUM 9M09 vs. 9M08			
On a reported basis	-31%	-9%	-20%
On a comparable basis	-38%	-9%	-23%

International Insurance

International Insurance revenues were up 3% to Euro 2,308 million, with (i) AXA Corporate Solutions Assurance up 2%, driven mainly by Liability (+14%) with higher new business, partly offset by lower volumes in Property (-7%) as well as (ii) AXA Assistance up 7%.

International Insurance IFRS revenues

In Euro million	9M08	9M09	Change on a reported basis	Change on a comparable basis
AXA Corporate Solutions Assurance	1,574	1,598	1.5%	1.9%
AXA Assistance	541	573	5.8%	7.4%
AXA Cessions	53	57	7.5%	7.5%
Other International activities	61	79	30.8%	-15.9%
Total International Insurance	**2,229**	**2,308**	**3.5%**	**2.8%**

Notes

[1] Motor and household personal contracts
[2] Assuming no Unrealized Capital Gains on the Fixed Income portfolio. This estimate has not been reviewed or approved by AXA's French insurance supervisor "Autorité de Contrôle des Assurances et des Mutuelles"
[3] Annual Premium equivalent (APE) represents 100% of new business regular premiums + 10% of new business single premiums. APE is Group share
[4] New Business Value
[5] Northern Central and Eastern Europe: Germany, Belgium, Switzerland, Central & Eastern Europe and Luxemburg.
[6] Japan, Australia/New-Zealand, Hong-Kong, South East Asia & China
[7] Mediterranean and Latin America Region: Italy, Spain, Portugal, Turkey, Mexico, Greece and Morocco (and Gulf region for Property & Casualty)
[8] Public-Private Investment Program

About AXA

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. For full year 2008, IFRS revenues amounted to Euro 91.2 billion and IFRS underlying earnings to Euro 4.0 billion. AXA had Euro 981 billion in assets under management as of December 31, 2008.
The AXA ordinary share is listed on compartment A of Euronext Paris under the ticker symbol CS (ISIN FR0000120628 – Bloomberg: CS FP – Reuters: AXAF.PA). The American Depository Share is also listed on the NYSE under the ticker symbol AXA.

This press release is available on the AXA Group website: www.axa.com

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IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Référence for the year ended December 31, 2008, for a description of certain important factors, risks and uncertainties that may affect AXA's business. In particular, please refer to the section "Special Note Regarding Forward-Looking Statements" in AXA's Annual Report on Form 20-F. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

AXA Group IFRS revenues – contributions & growth by segment and country/region

In Euro million	9M08 IFRS	9M09 IFRS	IFRS revenues change Reported	IFRS revenues change Comp. basis
United States	10,155	7,405	-27.1%	-34.5%
France	10,656	11,646	9.3%	9.3%
NORCEE	10,631	10,811	1.7%	-0.2%
of which Germany	*4,423*	*4,885*	*10.4%*	*10.4%*
of which Switzerland	*3,794*	*3 ,880*	*2.3%*	*-3.9%*
of which Belgium	*2,019*	*1,651*	*-18.2%*	*-18.2%*
of which Central & Eastern Europe	*350*	*344*	*-1.8%*	*9.1%*
United Kingdom	2,753	2,002	-27.3%	-18.1%
Asia Pacific	5,859	6,337	8.2%	-5.9%
of which Japan	*3,621*	*4,156*	*14.8%*	*-7.0%*
of which Australia/New-Zealand	*1,243*	*1,158*	*-6.8%*	*-1.8%*
of which Hong Kong	*822*	*905*	*10.2%*	*-1.6%*
of which South East Asia	*173*	*118*	*-31.7%*	*-32.6%*
MedLA	3,709	4,420	19.2%	13.5%
Other countries	82	85	3.9%	7.0%
Life & Savings	**43,845**	**42,706**	**-2.6%**	**-6.4%**
NORCEE	6,561	6,713	2.3%	0.5%
of which Germany	*2,909*	*2,905*	*-0.1%*	*-0.1%*
of which Belgium	*1,662*	*1,651*	*-0.6%*	*-0.6%*
of which Switzerland	*1,902*	*2,058*	*8.2%*	*1.6%*
France	4,383	4,434	1.2%	1.2%
MedLA	4,198	4,806	14.5%	-1.0%
United Kingdom & Ireland	3,520	3,071	-12.8%	-1.8%
Canada	806	877	8.8%	12.1%
Asia	563	623	10.6%	8.3%
Property & Casualty	**20,031**	**20,524**	**2.5%**	**0.6%**
AXA Corporate Solutions Assurance	1,574	1,598	1.5%	1.9%
Others	655	709	8.3%	5.0%
International Insurance	**2,229**	**2,308**	**3.5%**	**2.8%**
AllianceBernstein	1,959	1,390	-29.0%	-36.3%
AXA Investment Managers	1,099	863	-21.5%	-21.3%
Asset Management	**3,059**	**2,253**	**-26.3%**	**-30.9%**
Banking & Holding	**294**	**303**	**3.2%**	**5.5%**
Total	**69,458**	**68,094**	**-2.0%**	**-5.1%**

APPENDIX 2: Life & Savings – Breakdown of APE between unit-linked non unit-linked and mutual funds

Breakdown of APE – 12 main countries, regions and modelled businesses

Group share in Euro million	9M09 APE			% UL in APE (excl. mutual funds)		UL change on comparable basis
	UL	Non-UL	Mutual Funds	9M08	9M09	
France	115	1,005		15%	10%	-23%
United States	441	145	183	82%	75%	-47%
United Kingdom	611	90	10	90%	87%	-23%
NORCEE						
Germany	97	245		39%	28%	-25%
Switzerland	21	186	0	6%	10%	35%
Belgium	11	163		9%	6%	-38%
Central & Eastern Europe	70	36	12	59%	66%	12%
ASIA PACIFIC						
Japan	86	294		21%	23%	-7%
Australia/New-Zealand	6	39	153	20%	14%	-221%
Hong Kong	31	58	0	48%	35%	-34%
South East Asia & China	39	27		63%	59%	9%
MedLA	55	271	7	33%	17%	-49%
Total	**1,583**	**2,560**	**366**	**50%**	**38%**	**-30%**

APPENDIX 3: AXA Group IFRS Revenues in local currency – Discrete quarters

(In million local currency except Japan in billion)	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09
Life & Savings							
United States	5,157	5,149	5,149	4,774	4,197	3,257	**2,670**
France	3,976	3,465	3,215	3,615	4,012	4,012	**3,623**
NORCEE							
of which Germany	*1,477*	*1,478*	*1,468*	*1,810*	*1,516*	*1,540*	***1,829***
of which Switzerland	*4,342*	*915*	*843*	*1,010*	*4,188*	*922*	***749***
of which Belgium	*989*	*611*	*419*	*541*	*534*	*514*	***603***
of which Central & Eastern Europe	*113*	*116*	*121*	*115*	*115*	*113*	***116***
United Kingdom	708	765	680	676	556	599	**620**
Asia Pacific							
of which Japan	*185*	*193*	*207*	*163*	*174*	*188*	***167***
of which Australia/New-Zealand	*701*	*625*	*748*	*924*	*918*	*607*	***586***
of which Hong Kong	*3,212*	*3,145*	*3,393*	*3,146*	*3,178*	*3,099*	***3,317***
MedLA	1,291	1,497	920	1,104	1,417	1,532	**1,471**
Property & Casualty							
NORCEE							
of which Germany	*1,602*	*597*	*709*	*621*	*1,619*	*587*	***699***
of which Switzerland	*2,643*	*256*	*159*	*142*	*2,686*	*260*	***162***
of which Belgium	*637*	*517*	*507*	*477*	*648*	*513*	***491***
France	1,821	1,200	1,362	1,212	1,864	1,224	**1,346**
MedLA	1,547	1,436	1,215	2,215	1,725	1,678	**1,403**
United Kingdom & Ireland	873	979	901	770	881	952	**891**
Asia	200	176	187	185	212	205	**206**
Canada	349	463	437	423	385	530	**484**
International Insurance							
AXA Corporate Solutions Assurance	889	331	354	380	900	355	**343**
Others, including AXA RE	247	205	203	232	279	196	**234**
Asset Management							
AllianceBernstein	1,045	1,006	931	711	610	624	**667**
AXA Investment Managers	374	388	337	337	295	284	**284**
Banking & Holdings	87	89	82	110	78	89	**91**

APPENDIX 4: 9M09 Property & casualty revenues contribution & growth by business line

Property & Casualty revenues – contribution & growth by business line	Personal Motor		Personal Non-Motor		Commercial Motor		Commercial Non-Motor	
in %	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis
France	32%	2.8%	28%	2.6%	8%	-2.1%	32%	-0.7%
United Kingdom [(a)]	19%	18.2%	36%	-5.4%	6%	-9.2%	39%	-3.0%
NORCEE								
of which Germany	*31%*	*-3.5%*	*35%*	*-0.6%*	*6%*	*1.3%*	*22%*	*-0.1%*
of which Belgium	*35%*	*-0.0%*	*28%*	*2.8%*	*6%*	*-2.6%*	*31%*	*-1.3%*
of which Switzerland	*36%*	*-1.0%*	*14%*	*2.3%*	*4%*	*1.4%*	*46%*	*2.2%*
MedLA	45%	-3.3%	19%	2.9%	10%	-2.1%	26%	1.3%
Canada	39%	20.0%	20%	25.2%	7%	2.9%	37%	-2.3%
Asia	75%	7.5%	7%	8.1%	4%	36.9%	17%	1.4%
Total	**35%**	**1.8%**	**25%**	**0.7%**	**7%**	**-1.9%**	**31%**	**-0.4%**

(a) Including Ireland.

Appendix 5: Life & Savings New Business Volume (APE), Value (NBV) and NBV to APE margin

in Euro million	9M08 APE	9M09 APE	Change on a comparable basis	9M08 NBV	9M09 NBV	Change on a comparable basis	9M09 NBV/APE margin	Change on a comparable basis
United States	1,170	770	-40.9%	57	19	-69.9%	2.5%	-2.4pts
France	982	1,120	14.1%	56	63	12.6%	5.6%	-0.1pt
United Kingdom	1,007	711	-19.9%	95	71	-15.2%	10.0%	0.6pt
NORCEE	**880**	**841**	**-5.5%**	**173**	**149**	**-14.4%**	**17.8%**	**-1.8pts**
Germany	335	342	1.0%	63	48	-23.7%	14.1%	-4.6pts
Switzerland	230	208	-15.1%	67	55	-22.9%	26.3%	-2.7pts
Belgium	193	174	-10.0%	22	22	-0.0%	12.5%	1.2pts
Central & Eastern Europe	122	118	0.9%	22	25	20.2%	20.9%	3.4pts
ASIA PACIFIC	**832**	**733**	**-22.4%**	**316**	**300**	**-20.6%**	**40.9%**	**0.9pt**
Japan	389	380	-19.9%	214	201	-26.5%	52.8%	-4.8pts
Australia/New-Zealand	305	198	-35.8%	27	21	-17.4%	10.6%	2.5pts
Hong Kong	87	89	-8.2%	58	57	-12.1%	63.6%	-2.9pts
South East Asia & China	52	66	12.7%	17	22	19.2%	32.8%	1.8pts
MedLA	292	332	3.5%	41	46	14.4%	13.8%	1.3pts
TOTAL	**5,163**	**4,508**	**-14.7%**	**738**	**649**	**-17.8%**	**14.4%**	**-0.5pt**

APPENDIX 6: 3Q09 Main Press Releases /

- 10/07/2009 – AXA proposes a simplification of its governance structure
- 08/25/2009 – AXA launches its 2009 employee share offering (Shareplan 2009)
- 08/05/2009 – Solid Half Year 2009 earnings
- 07/17/2009 – Jean-Laurent Granier appointed CEO of the Mediterranean-Latin America Region and joins AXA's Executive Committee

Please refer to the following web site address for further details:
http://www.axa.com/en/press/pr/

APPENDIX 7: 3Q09 operations on AXA shareholders' equity and debt /

Shareholders' Equity

No significant operations.

Debt

No significant operations.